UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BROADCOM CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Class A common stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

111320107
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

David A. Dull, Esq.
Senior Vice President, Business Affairs, General Counsel and Secretary
Broadcom Corporation
16215 Alton Parkway
Irvine, California 92618-3616
(949) 926-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
S. James DiBernardo, Esq.
Heather Brookfield, Esq.
Morgan, Lewis, & Bockius LLP
Two Palo Alto Square
Palo Alto, California 94306
(650) 843-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$182,030,124	$5,588.33

*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender, covering a total of 7,817,941 shares of Class A common stock of Broadcom Corporation, will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Amend or Replace Eligible Options, dated March 21, 2007 (the “Offer Document”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Broadcom Corporation, a California corporation (the “Company”); the address of its principal executive offices until March 30, 2007 is 16215 Alton Parkway, Irvine, California 92618-3616 and thereafter is 5300 California Avenue, Irvine, California 92617-3038; and its telephone number is (949) 926-5000. The information set forth in the Offer Document under Section 11 (“Information Concerning Broadcom”) is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to amend or replace outstanding “Eligible Options” (as defined in the Offer Document attached hereto as Exhibit (a)(1)) held by current employees who are subject to taxation in the United States so that the holders of those options will not be subject to potential adverse tax consequences under Internal Revenue Code Section 409A. Each eligible participant may elect to amend his or her Eligible Option(s) to increase the exercise price per share of the Company’s Class A common stock, par value $0.0001 per share, purchasable thereunder and become eligible to receive a special Cash Payment (as defined in the Offer Document) from the Company, all upon the terms and subject to the conditions set forth in the Offer Document, the related form of Letter of Transmittal attached hereto as Exhibit (a)(3)(the “Letter of Transmittal”), and the Stock Option Amendment and Special Cash Payment Agreement ( the “Amendment Agreement”) attached hereto as Exhibit (a)(4) (the “Amendment Agreement” and, together with the Offer Document and Letter of Transmittal, as they may each be amended or supplemented from time to time, the “Offer”). Certain tendered Eligible Options may, in lieu of such amendment, be cancelled and replaced with new options that will be exactly the same as the cancelled options but will avoid adverse tax consequences under Section 409A that could otherwise apply if such options are not replaced. The Offer is currently set to expire at 6:00 p.m. Pacific Time on April 20, 2007 but may be extended (the “Expiration Date”). As of March 6, 2007, Eligible Options to purchase 7,817,941 shares of Broadcom’s Class A common stock were outstanding.

The information set forth in the Offer Document on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Payment; New Options; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended or Replaced”), Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Make Cash Payment”) and Section 9 (“Source and Amount of Consideration; Terms of Amended Options or New Options”) is incorporated herein by reference.

(c) The information set forth in the Offer Document under Section 8 (“Price Range of Class A Common Stock Underlying the Options”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer Document (“Information Concerning the Directors and Executive Officers of Broadcom Corporation”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer Document on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Payment; New Options; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended or Replaced”), Section 4 (“Procedures for Tendering Eligible Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Make Cash Payment”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Amended Options or New Options”), Section 10 (“Amended Options and New Options Will Not Differ from Eligible Options”), Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material

U.S. Federal Income Tax Consequences”), Section 16 (“Extension of the Offer; Termination; Amendment”) and Section 19 (“Forward-Looking Statements; Miscellaneous”), is incorporated herein by reference.

(b) The information set forth in the Offer Document under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

(a) The information set forth in the Offer Document under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference. The Broadcom Corporation 1998 Stock Incentive Plan, as amended and restated, and Broadcom Corporation 1999 Special Stock Option Plan, as amended and restated, pursuant to which the Eligible Options have been granted are attached hereto as Exhibits (d)(1) and (d)(3), respectively, and contain information regarding the subject securities.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer Document under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b) The information set forth in the Offer Document under Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Make Cash Payment”) and Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer Document under Section 9 (“Source and Amount of Consideration; Terms of Amended Options or New Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b) The information set forth in the Offer Document under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(c) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Offer Document under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) The information set forth in the Offer Document under Section 11 (“Information Concerning Broadcom”) and Section 18 (“Additional Information”) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 is incorporated herein by reference.

(b) Not applicable.

(c) Summary Information. The information set forth in the Offer Document under Section 11 (“Information Concerning Broadcom”) is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in the Offer Document under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)	Offer to Amend or Replace Eligible Options, dated March 21, 2007.
(a)(2)	Email Announcement of Offer to Amend or Replace Eligible Options, dated March 21, 2007.
(a)(3)	Letter of Transmittal and Cover Letter thereto.
(a)(4)	Form of Stock Option Amendment and Special Cash Payment Agreement.
(a)(5)	Withdrawal Form.
(a)(6)	Forms of Acknowledgement of Receipt of Letter of Transmittal/Withdrawal Form.
(a)(7)	Form of Reminder of Expiration Date.
(a)(8)	Form of Notice of Expiration of Offer, Amendment or Replacement of Eligible Options and Commitment to Make Cash Payment.
(a)(9)	Broadcom Corporation Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission (the “SEC”) February 20, 2007, is incorporated herein by reference.
(b)	Not applicable.
(d)(1)	Broadcom Corporation 1998 Stock Incentive Plan, as amended and restated through March 9, 2007.
(d)(2)	Form of Stock Option Agreement under the Broadcom Corporation 1998 Stock Incentive Plan, as amended and restated, is incorporated herein by reference from Exhibit 10.19 to Form 10-K for the year ended December 31, 2006 , filed with the SEC February 20, 2007.
(d)(3)	Broadcom Corporation 1999 Special Stock Option Plan, as amended and restated through July 18, 2003, is incorporated herein by reference from Exhibit 10.2 to Form 10-Q for the three months ended June 30, 2003, filed with the SEC August 11, 2003.
(d)(4)	Form of Stock Option Agreement under the Broadcom Corporation 1999 Special Stock Option Plan, as amended and restated, is incorporated herein by reference from Exhibit 10.2.1 to Form 10-Q for the three months ended June 30, 2003, filed with the SEC August 11, 2003.
(g)	Not applicable.
(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Broadcom Corporation

By:	/s/ David A. Dull
David A. Dull
Senior Vice President, Business Affairs,
General Counsel and Secretary

Date: March 21, 2007

INDEX OF EXHIBITS

Exhibit
Number		Description

(a	)(1)	Offer to Amend or Replace Eligible Options, dated March 21, 2007.
(a	)(2)	Email Announcement of Offer to Amend or Replace Eligible Options, dated March 21, 2007.
(a	)(3)	Letter of Transmittal and Cover Letter thereto.
(a	)(4)	Form of Stock Option Amendment and Special Cash Payment Agreement.
(a	)(5)	Withdrawal Form.
(a	)(6)	Forms of Acknowledgement of Receipt of Letter of Transmittal/Withdrawal Form.
(a	)(7)	Form of Reminder of Expiration Date.
(a	)(8)	Form of Notice of Expiration of Offer, Amendment or Replacement of Eligible Options and Commitment to Make Cash Payment.
(a	)(9)	Broadcom Corporation Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC February 20, 2007, is incorporated herein by reference.
(b	)	Not applicable.
(d	)(1)	Broadcom Corporation 1998 Stock Incentive Plan, as amended and restated through March 9, 2007.
(d	)(2)	Form of Stock Option Agreement under the Broadcom Corporation 1998 Stock Incentive Plan, as amended and restated, is incorporated herein by reference from Exhibit 10.19 to Form 10-K for the year ended December 31, 2006, filed with the SEC February 20, 2007.
(d	)(3)	Broadcom Corporation 1999 Special Stock Option Plan, as amended and restated through July 18, 2003, is incorporated herein by reference from Exhibit 10.2 to Form 10-Q for the three months ended June 30, 2003, filed with the SEC August 11, 2003.
(d	)(4)	Form of Stock Option Agreement under the Broadcom Corporation 1999 Special Stock Option Plan, as amended and restated, is incorporated herein by reference from Exhibit 10.2.1 to Form 10-Q for the three months ended June 30, 2003, filed with the SEC August 11, 2003.
(g	)	Not applicable.
(h	)	Not applicable.